EXHIBIT 99.1
Canadian Solar Prices Follow-on Public Offering
Ontario, Canada, October 15, 2009 — Canadian Solar Inc. (the “Company”, “Canadian Solar” or “we”) (NASDAQ: CSIQ) today announced that it has priced the sale of 6.0 million shares of its common stock at $15.75 per share. In connection with this offering, the Company has granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of common stock. The Company is conducting the offering pursuant to an effective registration statement under the Securities Act of 1933.
The Company plans to use the net proceeds for general corporate purposes. Pending application of the funds, the Company expects to invest the net proceeds in short-term interest-bearing securities or bank deposits.
The offering is being made solely by means of a prospectus supplement and accompanying prospectus. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful.
Morgan Stanley, Deutsche Bank Securities Inc. and Piper Jaffray & Co. are serving as joint bookrunners of this offering, and Wells Fargo Securities is serving as co-manager. Copies of the final prospectus supplement, when available, may be obtained from Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036. The Company’s final prospectus supplement, when available, may also be obtained from the U.S. Securities and Exchange Commission’s website at: www.sec.gov.
About Canadian Solar Inc. (NASDAQ: CSIQ)

Canadian Solar Inc. is a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications. Canadian Solar designs, manufactures and delivers solar products and solar systems for on-grid and off-grid use to customers worldwide. Canadian Solar is one of the world’s largest solar module producers by manufacturing capacity. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global sustainable development. For more information, visit http://www.canadian-solar.com.
Contacts:

In Canada	In the U.S.
Alex Taylor, IR Director	David Pasquale
Canadian Solar Inc.	Global IR Partners
Tel: +1-519 954 2057	Tel: +1-914-337-8801
Fax: +1-519-954-2597	csiq@globalirpartners.com
ir@canadian-solar.com
Safe Harbor/Forward-Looking Statements
 Certain statements in this press release including statements related to the offering and the expected use of proceeds are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ are described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 8, 2009, as amended by its report on Form 20-F/A, filed on October 13, 2009.